FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 29 April, 2020

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö  Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris 2020 First Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 April, 2020

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2020 First Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Net cash / debt and Free Cash Flow. See exhibit I for more details on these alternative performance measures.

Luxembourg, April 29, 2020. - Tenaris S.A. (NYSE and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended March 31, 2020 in comparison with its results for the quarter ended March 31, 2019.

Summary of 2020 First Quarter Results

(Comparison with fourth and first quarter of 2019)

	1Q 2020	4Q 2019		1Q 2019
Net sales ($ million)	1,762	1,741	1%	1,872	(6%)
Operating (loss) income ($ million)	(510)	152	(436%)	259	(297%)
Net (loss) income ($ million)	(666)	148	(548%)	243	(374%)
Shareholders’ net (loss) income ($ million)	(660)	152	(535%)	243	(372%)
(Loss) earnings per ADS ($)	(1.12)	0.26	(535%)	0.41	(372%)
(Loss) earnings per share ($)	(0.56)	0.13	(535%)	0.21	(372%)
EBITDA* ($ million)	280	290	(4%)	390	(28%)
EBITDA margin (% of net sales)	15.9%	16.7%		20.9%

*EBITDA is defined as operating (loss) income plus depreciation, amortization and impairment charges / (reversals). EBITDA includes severance charges of $23 million in Q1 2020. If these charges were not included EBITDA would have been $303 million (17.2%).

These first quarter results include the consolidation of IPSCO which we acquired on January 2, 2020. Our sales in the first quarter remained in line with those of the previous quarter even after the integration of IPSCO, reflecting a low sales backlog at the completion of the acquisition and continuing declines in key markets in North and South America during the period as well as ongoing destocking actions at Aramco. Our EBITDA declined 4% sequentially to $280 million affected by losses at IPSCO and severance charges amounting to $23 million, primarily in North America.

Our operating income includes impairment charges of $622 million on the carrying value of goodwill and other assets in the United States, mainly related to the former IPSCO business and our welded pipe operations. These impairment charges reflect the severe change in business conditions we are experiencing with the collapse in oil demand and prices, and their impact on drilling activity and the demand for steel pipe products, resulting from the ongoing measures taken around the world to contain the COVID-19 pandemic and their impact on economic activity. Our net income for the quarter was further affected by: i) the impact of currency devaluations on income tax and foreign exchange results and ii) a lower contribution from our equity investments.

During the quarter, we reduced our working capital by $317 million, reflecting reductions in receivables and inventories. With operating cash flow of $516 million and capital expenditures of $68 million, our free cash flow amounted to $448 million (25% of revenues). After paying $1.1 billion for the acquisition of IPSCO in January 2020, at March 31, 2020 our positive net cash position amounted to $271 million.

Market Background and Outlook

The rapid decline in economic activity and unprecedented collapse in global oil demand as a result of the measures taken to contain the spread of the COVID-19 pandemic around the world has resulted in an equally unprecedented collapse in oil prices, due to the imbalance between production, storage capacity and demand. At this moment, it is not possible to determine how long it will take for economic activity and oil and gas demand to recover and for supply and demand to rebalance. In this environment, investments in exploration and production of oil and gas are being severely curtailed and are not expected to recover in the short term.

We are taking action to preserve adequate levels of operation while protecting the health and safety of our employees, fulfill our commitments to customers, strengthen the medical response capability in the local communities where we have our operations and ensure the financial stability of the company.

To mitigate the impact of expected lower sales, we are working on a worldwide rightsizing program and cost containment plan aimed at preserving financial resources and liquidity and maintaining the continuity of our operations. The actions include:

(i)	adjusting the level of our operations and workforce around the world, including the temporary closure of facilities and production lines in the USA;

(ii)	downsizing our fixed cost structure, including pay reductions for the board and senior management with aggregated cost savings of approximately $220 million by year end;

(iii)	reducing capital expenditures and R&D expenses by approximately $150 million compared to 2019;

(iv)	proposing to limit the payment of the dividend in respect of the 2019 fiscal year to the $153 million payment already made as an interim dividend during November;

(v)	reducing working capital in accordance with activity levels.

For the second quarter of 2020, we are expecting a substantial reduction in sales and margins, particularly in the Americas, though sales in the rest of the world may remain more stable. In this highly uncertain environment, sales could be around 35% lower than the first quarter and our EBITDA margin, excluding restructuring charges, could fall to a high single digit. We do, however, expect to reduce working capital further and continue to generate positive free cash flow.

Annual Dividend Proposal

The board of directors proposes, for the approval of the annual general shareholders’ meeting to be held on June 2, 2020, to limit the dividend in respect of the 2019 fiscal year to the $153 million payment already made as an interim dividend in November 2019.

Analysis of 2020 First Quarter Results

Tubes Sales volume (thousand metric tons)	1Q 2020	4Q 2019		1Q 2019
Seamless	665	641	4%	640	4%
Welded	170	164	4%	184	(8%)
Total	835	805	4%	824	1%

Tubes	1Q 2020	4Q 2019		1Q 2019
(Net sales - $ million)
North America	878	779	13%	893	(2%)
South America	224	265	(15%)	330	(32%)
Europe	134	153	(13%)	158	(15%)
Middle East & Africa	331	352	(6%)	301	10%
Asia Pacific	90	82	10%	81	11%
Total net sales ($ million)	1,657	1,631	2%	1,763	(6%)
Operating (loss) income ($ million)	(478)	138	(446%)	238	(301%)
Operating margin (% of sales)	-28.8%	8.5%		13.5%

Net sales of tubular products and services increased 2% sequentially but declined 6% year on year. Sequentially a 4% increase in volumes was partially offset by a 2% decrease in average selling price. In North America sales increased 13% sequentially, reflecting the increase from the integration of IPSCO and the Canadian seasonal effect. In South America sales declined 15% sequentially, reflecting declining sales in Argentina and Colombia but a good quarter for sales of large diameter casing for offshore drilling in Brazil. In Europe sales decreased 13% due to declining level of sales in line pipe for downstream projects and OCTG in the North Sea as COVID-19 restrictions start to become effective. In the Middle East and Africa sales decreased 6% sequentially, reflecting lower sales in Saudi Arabia due to ongoing destocking by Aramco partially compensated by deliveries of offshore line pipe to a project in West Africa. In Asia Pacific sales increased 10% thanks to an increase in sales in Australia and China.

Operating result from tubular products and services amounted to a loss of $478 million in the first quarter of 2020, compared to gains of $138 million in the previous quarter and $238 million in the first quarter of 2019. In this quarter, we recorded an impairment of $582 million on our Tubes segment, affecting our welded pipe assets in the U.S. and the newly acquired IPSCO business. Additionally, during the quarter we had severance charges of $23 million.

Others	1Q 2020	4Q 2019		1Q 2019
Net sales ($ million)	105	109	(4%)	109	(4%)
Operating (loss) income ($ million)	(32)	14	(329%)	21	(252%)
Operating margin (% of sales)	-30.2%	12.6%		19.1%

Net sales of other products and services decreased 4% sequentially and year on year. The sequential decrease in sales is mainly related to lower sales of coiled tubing partially offset by improvement in other businesses. During the quarter Others segment operating income was affected by impairment charges of $40 million related to the sucker rods and coiled tubing businesses in the United States.

Selling, general and administrative expenses, or SG&A, amounted to $357 million, or 20.3% of net sales, in the first quarter of 2020, compared to $349 million, 20.0% in the previous quarter and $345 million, 18.5% in the first quarter of 2019. Sequentially, our amortization of intangibles increased by $20 million: $8 million due to the integration of IPSCO and $12 million due to a one-off charge as IPSCO’s software was fully amortized. Additionally, our selling expenses increased $11 million and we had leaving indemnities related to administrative workers of $10 million, partially offset by a decline in services and fees of $10 million (consultancy and legal fees in the previous quarter related to acquisition of IPSCO) and $13 million lower taxes.

Other operating results included an impairment of $622 million on our U.S. businesses, mainly our welded pipe assets and the newly acquired IPSCO business.

Financial results amounted to a loss of $22 million in the first quarter of 2020, compared to a loss of $7 million in the previous quarter and a gain of $24 million in the first quarter of 2019. The loss of the quarter corresponds mainly to an FX loss, net of derivatives results of $18 million from a 29% Brazilian Real devaluation on intercompany debt denominated in U.S. dollars at our Brazilian subsidiary which functional currency is the Brazilian Real. This result is to a large extent offset by changes to our currency translation reserve.

Equity in earnings of non-consolidated companies generated a gain of $2 million in the first quarter of 2020, compared to a gain of $13 million in the previous quarter and a gain of $29 million in the first quarter of 2019. This quarter´s results reflect a gain from our investment in Techgen, partially offset by a loss in Ternium (NYSE:TX).

Income tax charge amounted to $136 million in the first quarter of 2020, compared to $10 million in the previous quarter and $70 million in the first quarter of 2019. During this quarter we recorded deferred tax charges of $111 million related to the devaluation of several currencies against the U.S. dollar, mainly the effect of the 25% devaluation of the Mexican Peso on the tax base used to calculate deferred taxes at our Mexican subsidiaries which have the U.S. dollar as their functional currency.

Cash Flow and Liquidity

Net cash provided by operations during the first quarter of 2020 was $516 million, compared with $264 million in the previous quarter and $548 million in the first quarter of 2019. Working capital decreased by $317 million, reflecting, in part, the reduction in activity and expected demand.

Capital expenditures amounted to $68 million for the first quarter of 2020, compared to $80 million in the previous quarter and $86 million in the first quarter of 2019.

Free cash flow of the quarter amounted to $448 million (25% of revenues), compared to $184 million in the previous quarter and $462 million in the first quarter of 2019.

After paying $1.1 billion for the acquisition of IPSCO in January 2020, at March 31, 2020 our positive net cash position amounted to $271 million.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on April 30, 2020, at 10:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 866 789 1656 within North America or +1 630 489.1502 Internationally. The access number is “7090759”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at ir.tenaris.com/events-and-presentations.

A replay of the conference call will be available on our webpage https://ir.tenaris.com/ or by phone from 1.00 pm ET on April 30, through 1.00 pm on May 8, 2020. To access the replay by phone, please dial +1855 859 2056 or +1 404 537 3406 and enter passcode “7090759” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2020	2019
Continuing operations	Unaudited
Net sales	1,762,311	1,871,759
Cost of sales	(1,293,665)	(1,271,799)
Gross profit	468,646	599,960
Selling, general and administrative expenses	(357,045)	(345,366)
Impairment charge	(622,402)	-
Other operating income (expense), net	1,256	4,422
Operating (loss) income	(509,545)	259,016
Finance Income	1,877	10,461
Finance Cost	(8,442)	(6,982)
Other financial results	(15,742)	20,915
(Loss) income before equity in earnings of non-consolidated companies and income tax	(531,852)	283,410
Equity in earnings of non-consolidated companies	1,889	29,135
(Loss) income before income tax	(529,963)	312,545
Income tax	(135,769)	(69,956)
(Loss) income for the period	(665,732)	242,589

Attributable to:
Owners of the parent	(660,068)	242,879
Non-controlling interests	(5,664)	(290)
	(665,732)	242,589

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At March 31, 2020		At December 31, 2019
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,450,499		6,090,017
Intangible assets, net	1,470,105		1,561,559
Right-of-use assets, net	251,449		233,126
Investments in non-consolidated companies	853,205		879,965
Other investments	25,238		24,934
Deferred tax assets	230,412		225,680
Receivables, net	152,647	9,433,555	157,103	9,172,384
Current assets
Inventories, net	2,235,251		2,265,880
Receivables and prepayments, net	104,399		104,575
Current tax assets	140,282		167,388
Trade receivables, net	1,183,989		1,348,160
Derivative financial instruments	7,859		19,929
Other investments	174,387		210,376
Cash and cash equivalents	841,722	4,687,889	1,554,299	5,670,607
Total assets		14,121,444		14,842,991
EQUITY
Capital and reserves attributable to owners of the parent		11,222,321		11,988,958
Non-controlling interests		191,352		197,414
Total equity		11,413,673		12,186,372
LIABILITIES
Non-current liabilities
Borrowings	175,195		40,880
Lease liabilities	201,988		192,318
Deferred tax liabilities	419,888		336,982
Other liabilities	254,536		251,383
Provisions	73,075	1,124,682	54,599	876,162
Current liabilities
Borrowings	523,203		781,272
Lease liabilities	44,369		37,849
Derivative financial instruments	63,090		1,814
Current tax liabilities	118,064		127,625
Other liabilities	213,204		176,264
Provisions	14,107		17,017
Customer advances	76,833		82,729
Trade payables	530,219	1,583,089	555,887	1,780,457
Total liabilities		2,707,771		2,656,619
Total equity and liabilities		14,121,444		14,842,991

Consolidated Condensed Interim Statement of Cash Flows

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Cash flows from operating activities	Unaudited

(Loss) income for the period	(665,732)	242,589
Adjustments for:
Depreciation and amortization	166,977	131,335
Impairment Charge	622,402	-
Income tax accruals less payments	86,258	9,951
Equity in earnings of non-consolidated companies	(1,889)	(29,135)
Interest accruals less payments, net	3,136	560
Changes in provisions	(11,490)	(1,870)
Changes in working capital	316,971	199,489
Currency translation adjustment and others	(555)	(5,303)
Net cash provided by operating activities	516,078	547,616

Cash flows from investing activities
Capital expenditures	(68,044)	(85,686)
Changes in advance to suppliers of property, plant and equipment	(427)	501
Acquisition of subsidiaries, net of cash acquired	(1,063,848)	(132,845)
Repayment of loan by non-consolidated companies	-	40,470
Proceeds from disposal of property, plant and equipment and intangible assets	518	262
Changes in investments in securities	31,294	66,777
Net cash (used in) investing activities	(1,100,507)	(110,521)

Cash flows from financing activities
Changes in non-controlling interests	1	1
Payments of lease liabilities	(14,961)	(10,171)
Proceeds from borrowings	219,158	184,396
Repayments of borrowings	(314,494)	(139,052)
Net cash (used in) provided by financing activities	(110,296)	35,174

(Decrease) increase in cash and cash equivalents	(694,725)	472,269
Movement in cash and cash equivalents
At the beginning of the period	1,554,275	426,717
Effect of exchange rate changes	(19,686)	(1,484)
(Decrease) increase in cash and cash equivalents	(694,725)	472,269
	839,864	897,502

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

	Three-month period ended March 31,
	2020	2019
Operating income	(509,545)	259,016
Depreciation and amortization	166,977	131,335
Impairment Charge	622,402	-
EBITDA	279,834	390,351

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and non-current investments less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) +/- Derivatives hedging borrowings and investments – Borrowings (Current and Non-Current)

(all amounts in thousands of U.S. dollars)	At March 31,
	2020	2019
Cash and cash equivalents	841,722	897,767
Other current investments	174,387	432,604
Non-current Investments	14,858	106,945
Derivatives hedging borrowings and investments	(61,477)	8,184
Current Borrowings	(523,203)	(622,735)
Non-current Borrowings	(175,195)	(56,980)
Net cash / (debt)	271,092	765,785

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow= Net cash (used in) provided by operating activities – Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2020	2019
Net cash provided by operating activities	516,078	547,616
Capital expenditures	(68,044)	(85,686)
Free cash flow	448,034	461,930